Exhibit 4

FOR IMMEDIATE RELEASE

February 10, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Corporate Planning Department
Tel:(TOKYO) +81-3-3348-2424
E-mail:info-ir@nissin-f.co.jp

Announcement of Year-end Dividend Increase for Fiscal Year 2002

Nissin Co., Ltd. (“Nissin”) hereby announces that its Board of Directors today adopted a resolution to increase its year-end dividend for the fiscal year ending March 2003 to the per-share amount described below.

The increased dividend will become effective following its authorization at Nissin’s next Annual General Meeting of Shareholders, scheduled for late June 2003.

1.     Rationale for Increased Dividend

Nissin’s shares were successfully listed on the New York Stock Exchange on August 2, 2002.

Nissin expects its earnings results for the current fiscal year to be favorable in general, despite the depressed economic climate in which Nissin operates.

Nissin believes in acknowledging and further developing the loyalty of its shareholders. Consistent with this belief, Nissin will declare a regular year-end dividend of ¥7.5 per share, which is ¥1 greater than initially planned. In addition to the regular year-end dividend, Nissin will issue a special dividend of ¥1 per share in commemoration of its listing on the NYSE, increasing the total year-end per-share dividend distribution to ¥8.5.

Accordingly, dividend payments for the entire fiscal year will amount to ¥15 per common share.

2.     Dividend Payments for the Fiscal Year Ending March, 2003

	Interim	Year-end	Total annual
	per-share amount	per-share amount	per-share amount

As planned previously (November 5, 2002)	¥6.5	¥6.5	¥13
As revised today (February 10, 2003)	6.5	8.5	15
As distributed for the prior year (Year ended March 2002)	12.5	12.5	25

Note: Nissin carried out a 2-for-1 stock split on May 21, 2002. Dividend per-share amounts for the year ended March 2002 have not been retroactively adjusted.

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